FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended October 5, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, 5 October 2005 – English

NEWS RELEASE

October 5, 2005

Trading Symbol: TSXV: VVV

Crucitas Project Update

Vannessa Ventures Ltd. (TSX:VVV) (the “Company”) through its 100 percent owned subsidiary, Industrias Infinito S.A., has now supplied the Ministry of Environment in Costa Rica (SETENA) with all of the information requested to enable SETENA to issue a final resolution and specify the details of the required Environmental Performance Bond for its Las Crucitas Project.  Vannessa's submission included confirmation of specific commitments previously made by the Company and updated estimates of project initial capital costs.

The Company is moving forward with the development of the project and is in the process of engaging geological consultants to complete a resource estimate of the entire deposit compliant with National Instrument 43 -101.  In addition, the Company is in discussions with various consultants in the fields of mineral processing, infrastructure construction and other relevant areas in order to complete a bankable feasibility study on the project building on the extensive work already carried out on the property.  The Company has retained the services of Dr. John Thomas, a qualified metallurgist with a broad base of international experience in constructing and operating gold mines.  Most recently Dr. Thomas was responsible for constructing and commissioning the Choco 10 mine in Venezuela for Bolivar Gold Corp.  Dr. Thomas also serves as a Director of the Company.

The Crucitas gold deposit, which lies in Alejuela Province, in North Central Costa Rica, has undergone extensive exploration work in the period 1992-1998 when the property was held by a subsidiary of Placer Dome Inc.  A total of 251 diamond drill holes, 27 geotechnical and hydro-geological holes, and 90 Trado (auger) holes were completed over the property comprising more than 36,000 meters of total drilling and over 32,000 gold and silver assays were taken.  Lyon Lake Mines Ltd., who acquired the property in 1998, hired Cambior Project & Construction Group (Cambior) to coordinate a feasibility study in 1999.  Cambior engaged Independent Mining Consultants, Inc. (IMC) to complete the Reserve and Resource estimates and the Mine Plan.  IMC completed a review of the Placer Dome Inc. exploration program and results including sampling split core which is still in place on the project site.

The Cambior/IMC report was prepared before the effective date of National Instrument 43-101 ("NI 43-101") and is considered a historical estimate under NI 43-101.  In the report prepared by Cambior the measured and indicated resource estimates are presented throughout as combined figures and the Company has been unable to find the division of the estimates between these categories. The Cambior report indicates that the resource definitions used in the table below are consistent with those presented in the document “Setting New Standards: Proposed Standards for Public Mineral Exploration and Mining Companies”, Mining Standards Task Force, Toronto Stock Exchange and Ontario Securities Commission, June 1998 (the "TSE Report").  No further drilling has been carried out on the property and no additional reports prepared detailing the entire deposit including both saprolite and unweathered rock.  The following is the resource estimate completed by IMC for Cambior in the August 1999 report on the Crucitas Project:

	Crucitas Resources
	Cut Off Grade	ktonnes	Gold	Silver	Contained Oz	Contained Oz
	g/tonne		g Au/tonne	g Ag/tonne	Gold (000)	Silver (000)
Measured and Indicated	0.8	29,670	1.513	3.405	1,443.1	3,248.0

Inferred	0.8	10,052	1.556	2.93	502.8	948.4

The Company has reviewed the Cambior report and confirms that the above resource estimates are relevant.  The Company confirms that the resource categories used in the Cambior Report are the same as those used in NI 43-101, except that the Cambior Report does not separate measured and indicated resources.  The Company cautions against reliance on the above resource estimates since the Company has not done the work necessary to verify the classification of the resource and is not presenting them as a NI 43-101 compliant resource completed by a Qualified Person.  In addition, the Company is aware that the method of interpretation of the deposit used in the Cambior Report will likely be different from the work to be completed for the Company and could result in a materially different resource estimate.  The Qualified Person who supervised the preparation of this news release is Carl L. Caumartin, the Manager of Exploration and Development for Vannessa.

John R. Morgan

President

Vannessa Ventures Ltd.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”